UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the period April 1, 2005 to December 31, 2005
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission File No. 1-10308

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:
Cendant Car Rental Operations Support, Inc.
Retirement Savings Plan
For Bargaining Hourly Employees
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cendant Corporation
9 West 57th Street
New York, New York 10019

CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2005	2

Statement of Changes in Net Assets Available for Benefits for the Period April 1, 2005 to December 31, 2005	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held At End of Year) as of December 31, 2005	8

SIGNATURE	9

EXHIBIT 23.1 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	10
EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of
Cendant Car Rental Operations Support, Inc. Retirement Savings Plan
for Bargaining Hourly Employees:
We have audited the accompanying statement of net assets available for benefits of Cendant Car Rental Operations Support, Inc. Retirement Savings Plan for Bargaining Hourly Employees (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the period from April 1, 2005 (date of inception of Plan activities) to December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the period from April 1, 2005 (date of inception of Plan activities) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Deloitte & Touche LLP
New York, New York
June 22, 2006

CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY
EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005

2005

ASSETS:
Investments:
Cash and cash equivalents	$2,416
Mutual funds	252,344
Common/collective trusts	175,657
Cendant Corporation common stock	1,145
Loans to participants	13,115

Total investments	444,677

Receivables:
Employer contributions	77,224
Participant contributions	5,217
Interest and dividends	5

Total receivables	82,446

NET ASSETS AVAILABLE FOR BENEFITS	$527,123

The accompanying notes are an integral part of these financial statements.

CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY
EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD APRIL 1, 2005 TO DECEMBER 31, 2005

ADDITIONS TO NET ASSETS:
Net investment income:
Interest and dividends	$6,355
Net appreciation in fair value of investments	31,642

Net investment income	37,997

Contributions:
Employer	77,285
Participants	53,185
Rollovers	1,589
Transfers of participant account balances from affiliated plans	357,268

Total contributions	489,327

Total additions	527,324

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	176
Administrative expenses	25

Total deductions	201

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	527,123

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	-

END OF YEAR	$527,123

The accompanying notes are an integral part of these financial statements.

CENDANT CAR RENTAL OPERATIONS SUPPORT, INC. RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

The following description of the Cendant Car Rental Operations Support, Inc. Retirement Savings Plan for Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document which are available from Cendant Car Rental Operations Support, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Cendant Corporation (“Cendant”).

The Plan is a defined contribution plan and provides Internal Revenue Code (“IRC”) section 401(k) employee salary deferral benefits for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company, FSB (the “Trustee”) is the Plan’s trustee.

The Plan commenced activities on April 1, 2005. The Company established the Plan during 2004 to provide benefits discussed above and to allow for employee account balances from plans of Avis Rent A Car System Inc. and its subsidiaries and related parties (the “Affiliates”) to be transferred from the Avis Voluntary Retirement Savings Plan and the Avis Voluntary Retirement Savings Plan for Bargaining Hourly Employees to the Plan. Accordingly, net assets of $357,268 were transferred to the Plan during 2005.

The following is a summary of certain Plan provisions:

Eligibility – Each employee, who as of March 31, 2004, was eligible to participate in a qualified defined contribution plan of the Affiliates became an eligible participant on the later of (i) April 1, 2004 or (ii) the date that such employee ceased participation in such other qualified defined contribution plan. Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the plan upon attainment of age 21 and completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of specified compensation in 1% increments up to the statutory maximum of $14,000 for 2005. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $4,000 as a catch up contribution, resulting in a total pre-tax contribution of $18,000 for 2005.

Employer Contributions – The Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreement in effect for the Plan year with respect to the collective bargaining unit of which the participant is a member. Due to an administrative error, certain of the Company’s eligible employees were not permitted to participate in the Plan during 2005. The Company corrected this matter in accordance with Internal Revenue Service (“IRS”) regulations, which require the Company to make a contribution to the Plan on behalf of the eligible employees who were precluded from participating in the Plan. Accordingly, the Statement of Net Assets Available for Benefits includes an employer contribution receivable of $77,224, which represents the amount of contributions such employees were unable to make to the Plan due to the administrative error.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with IRS regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Vesting – Participants are fully vested at all times with respect to their contributions to the Plan. Employer contributions vest at a rate of 20% per year and are fully vested upon 5 years of service.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balance provided the account balance is at least $2,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Amounts payable to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $1,913 at December 31, 2005.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant Corporation common stock, mutual funds, the common/collective trusts that do not invest in guaranteed investment contracts, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts that do not invest in guaranteed investment contracts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this common/collective trust is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $141,366 at December 31, 2005.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2005, realized gains and losses on investments sold during the period April 1, 2005 to December 31, 2005 and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts and Cendant Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31,:

2005

* Merrill Lynch Retirement Preservation Trust	$141,366
Harbor Small Capital Value Fund	97,294
Davis NY Venture Fund	41,408
Oppenheimer Emerging Markets Equity Trust	33,033
Oppenheimer Capital Appreciation Fund	29,965

During the period April 1, 2005 to December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during such period) appreciated (depreciated) in fair value, as follows:

2005

Mutual funds	$27,149
Common/collective trusts	4,856
Cendant Corporation common stock	(363)

$31,642

*	Permitted party-in-interest

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated March 6, 2006 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company, FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2005, the Plan held 66 shares of Cendant Corporation common stock with a cost basis of $1,348.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.
******

Plan Number: 002
EIN: 20-0447089
CENDANT CAR RENTAL OPERATIONS SUPPORT, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY
EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

		Number of
Identity of Issue, Borrower,	Description	Shares, Units	Cost	Current
Current Lessor or Similar Party	of Investment	or Par Value	***	Value

*Cendant Corporation Common Stock	Common stock fund	66		$1,145
Oppenheimer Emerging Markets Equity Trust	Common/collective trust	1,724		33,033
Oppenheimer International Growth Trust	Common/collective trust	17		193
*Merrill Lynch Retirement Preservation Trust	Common/collective trust	141,366		141,366
*Merrill Lynch Equity Trust	Common/collective trust	74		1,065
Allianz CCM Capital Appreciation Fund	Mutual fund	386		7,469
Davis NY Venture Fund	Mutual fund	1,215		41,408
Harbor Small Capital Value Fund	Mutual fund	4,906		97,294
ING International Value Fund	Mutual fund	1,089		19,462
MASS Investment Growth Stock Fund	Mutual fund	141		1,820
MFS Mid-Cap Growth Fund	Mutual fund	19		179
MFS Value Fund	Mutual fund	1,062		24,592
Oppenheimer Capital Appreciation Fund	Mutual fund	682		29,965
Oppenheimer Quest Balanced Value Fund	Mutual fund	483		8,621
PIMCO Total Return Fund	Mutual fund	1,374		14,430
Scudder RREEF Real Estate Fund	Mutual fund	333		6,934
The Oakmark Equity and Income Fund	Mutual fund	7		170
Various participants	Participant loans**			13,115
Cash and cash equivalents				2,416

Total				$444,677

*	Represents a permitted party-in-interest.

**	Maturity dates range from October 2006 to December 2008 at interest rates of 5.0% to 8.0%.

***	Cost information is not required for participant-directed investments.
******

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cendant Car Rental Operations Support, Inc.

Retirement Savings Plan for Bargaining Hourly Employees

By:	/s/ Terence P. Conley

Terence P. Conley Executive Vice President, Human Resources and Corporate Services Cendant Corporation
Date: June 23, 2006